Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
 ICON plc

We consent to the incorporation by reference in the registration statements (Nos. 333-204153, 333-190068 and 333-152802) each on Form S-8 of ICON plc of our reports dated March 1, 2019, with respect to the consolidated balance sheets of ICON plc as of December 31, 2018 and 2017 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 Annual Report on Form 20-F of ICON plc.

/s/ KPMG
Dublin, Ireland

March 1, 2019